
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**November 13, 2014**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**&**
**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**


**Synacor, Inc.**


**File Nos. 001-33843 and 333-178049 - CF#31630**
_____


Synacor, Inc. submitted an application under Rule 24b-2 and Rule 406 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2013 and a Form S-1 filed on November 18, 2011.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.2.1 | 10-Q | November 14, 2013 | through September 30, 2016 |
| 10.2.2 | 10-Q | November 14, 2013 | through September 30, 2016 |
| 10.2.3 | 10-Q | November 14, 2013 | through September 30, 2016 |
| 10.2.5 | 10-Q | November 14, 2013 | through September 30, 2016 |
| 10.12 | S-1 | November 18, 2011 | through September 30, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary